December 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Know Labs, Inc.
Registration Statement on Form S-3 (File No. 333-268655)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Know Labs, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on Tuesday, December 13, 2022, or as soon thereafter as possible.

Very truly yours,

Know Labs, Inc.

/s/ Phillip A. Bosua
Phillip A. Bosua
Chief Executive Officer

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Know labs, Inc. | 500 Union Street | Suite 810 | Seattle, WA 98101
Tel: 206.903.1351 | Email: ask@knowlabs.co